UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

452439-10-2

(CUSIP Number)

David A. Persing, Esq.
Senior Vice President, General Counsel and Secretary
Image Investors Co.
21 Main Street—Suite 202, Hackensack, New Jersey  07601
(201) 531-8022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1-(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693344103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Image Investors Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 693344103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John W. Kluge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 693344103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stuart Subotnick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767 (includes warrants to purchase 100,000 shares of common stock at $2.04 per share).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

This Amendment No. 15 supplements and amends the Schedule 13D (as so amended, the “Schedule 13D”) filed by Image Investors Co., a Delaware corporation (“IIC”), on July 18, 1988, as amended by Amendment No. 1 thereto filed on December 2, 1988, Amendment No. 2 thereto filed on January 12, 1989, Amendment No. 3 thereto filed on January 18, 1989, Amendment No. 4 thereto filed on February 4, 1989, Amendment No. 5 thereto filed on February 15, 1989, Amendment No. 6 thereto filed on May 11, 1989, Amendment No. 7 thereto filed on January 12, 1990 and Amendment No. 8 thereto filed on May 10, 1990, Amendment No. 9 thereto filed on June 25, 1990, Amendment No. 10 thereto filed on June 28, 1990, Amendment No. 11 thereto filed on December 30, 1992, Amendment No. 12 thereto filed on October 29, 1997, Amendment NO. 13 thereto filed on January 6, 1999 and Amendment No. 14 thereto filed on December 15, 2004 in the following respects only (capitalized terms used herein shall have meanings ascribed to such terms in the Schedule 13D).

Item 1.  Security and Issuer.

No Amendment

Item 2.  Identity and Background.

IIC is a Delaware corporation whose principal business is to make investments.  The address of its principal business and the address of its principal office is 21 Main Street — Suite 202, Hackensack, New Jersey  07601.  Attached hereto as Exhibit A is a listing of the name, the residence or business address, the citizenship, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each person who is an executive officer or director of IIC and each person who controls IIC.  No corporation or other person is ultimately in control of IIC.  None of the persons named above or in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No Amendment.

Item 4.  Purpose of Transaction.

On March 29, 2007 IIC entered into a Support Agreement with BTP Acquisition Company, LLC in connection with the Agreement and Plan of Merger entered into by and among BTP ACQUISITION COMPANY, LLC, IEAC, INC. and the Issuer (the “Merger Agreement”), pursuant to which IIC has agreed to vote its shares of Issuer Common Stock in support of the Merger Agreement and has agreed to take other actions in support of the merger.

Item 5.  Interest in Securities of the Issuer

(a)                                  IIC currently owns 6,069,767 shares of Common Stock, which figure includes warrants to purchase 100,000 additional shares of Common Stock at a price of $2.04 per share.  Such 6,069,767 shares constitute approximately 28% of the outstanding shares of Common Stock of the Issuer (assuming exercise of the warrants, and based upon the number of outstanding shares disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2006).

(b)                                 IIC has the sole power to vote and to dispose of such shares and options.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Support Agreement, dated as of March 29, 2007, by and between BTP Acquisition Company, LLC and the Issuer in connection with the Merger Agreement, pursuant to which IIC has agreed to vote its shares of Issuer Common Stock in support of the Merger Agreement and has agreed to take other actions in support of the merger.

Item 7.  Material To Be Filed As Exhibits.

Exhibit A listed below has been amended and the amended Exhibit A is filed herewith.  Exhibits B, C and D listed below have been filed with Amendment No. 12 filed on October 29, 1997.  Exhibit E listed below has been filed with Amendment No. 14 filed on December 15, 2004.  Exhibit F listed below is filed herewith.

Exhibit A - Executive Officers of IIC

Exhibit B - 1987 Stock Purchase Agreement

Exhibit C - Shareholders Agreement

Exhibit D - Credit Agreement

Exhibit E - Termination & Exchange Agreement

Exhibit F - Support Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2007

/s/ Stuart Subotnick
Stuart Subotnick
Executive Vice President
Image Investors Co.

/s/ John W. Kluge
John W. Kluge

/s/ Stuart Subotnick
Stuart Subotnick